UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


                                             :
               In the Matter of              :
                                             :
     AMERICAN ELECTRIC POWER COMPANY, INC.   :    CERTIFICATE
             Columbus, Ohio  43215           :         OF
                                             :    NOTIFICATION
                   (70-5943)                 :
                                             :
  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
                                             :

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated
April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980;
HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984;
HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated
August 13, 1996) during the period from July 1, 1996, through September 30, 1996, the Company issued a total of 258,438 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $10,473,199.95, for the accounts of participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 131,131 shares of the Company's Common Stock, at a total purchase price of $5,378,236.36. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.
                             AMERICAN ELECTRIC POWER COMPANY, INC.

                              By:    /s/ A. A. Pena
                                     A. A. Pena, Treasurer
Dated:  October 10, 1996


                           SCHEDULE I
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.
           For the Period July 1 - September 30, 1996

TRANSACTIONS THIS PERIOD:

                    - Original Issue Shares -

                     Shares        Price               Total
  Period             Issued      Per Share        Purchase Price

07/01/96
to 09/30/96         258,438       $40.525         $10,473,199.95

                    - Open Market Purchases -

                    Shares      Average Price          Total
  Date             Purchased      Per Share       Purchase Price

07/01/96              3,531       $42.500         $   150,067.50
07/01/96                360        42.750              15,390.00
07/02/96              5,479        42.750             234,227.25
07/15/96              8,076        42.625             344,239.50
07/16/96                342        42.375              14,492.25
07/17/96              1,862        42.000              78,204.00
08/01/96              3,637        41.625             151,390.13
08/02/96              4,603        43.000             197,929.00
08/15/96              4,189        42.250             176,985.25
08/16/96                857        42.250              36,208.25
09/03/96              3,536        41.000             144,976.00
09/04/96                384        40.875              15,696.00
09/04/96                716        40.750              29,177.00
09/11/96             87,499        40.404           3,535,309.60
09/16/96              4,825        42.000             202,650.00
09/17/96                898        41.500              37,267.00
09/17/96                337        41.625              14,027.63
   Total O/M Purch. 131,131                       $ 5,378,236.36

                 - Total Activity This Period -

                    Shares                             Total
                   Purchased                      Purchase Price

O/I Shares          258,438                       $10,473,199.95
O/M Purchases       131,131                         5,378,236.36
   Total Activity   389,569                       $15,851,436.31


SCHEDULE I to CERTIFICATE OF                               PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July 1 - September 30, 1996


CUMULATIVE SUMMARY OF TRANSACTIONS:

                    - Original Issue Shares -

                                   Shares              Total
                                   Issued         Purchase Price

Totals from last report          43,697,067      $832,580,611.58
Transactions this period            258,438        10,473,199.95
   Total Original Issue Shares   43,955,505      $843,053,811.53

                    - Open Market Purchases -

                                   Shares              Total
                                  Purchased       Purchase Price

Totals from last report          19,493,044      $586,209,789.68
Transactions this period            131,131         5,378,236.36
   Total Open Market Purchases   19,624,175      $591,588,026.04